Donald T. Locke, Attorney at Law

10505 Byrum Woods Drive

Raleigh, NC 27613

Email: donlocke2244@gmail.com

Cell: (919) 264-4081

April 26, 2023

By Email – ParkKi@SEC.GOV; NicholsonKe@SEC.GOV

United	States Securities and Exchange Commission
Washington,	D.C. 20549
Attn:	Kibum Park
Kenisha Nicholson

Re:	Norhart Invest LLC (the “Company”) Response to SEC Comments on Amendment No. 1 to Offering Statement on Form 1-A Filed March 22, 2023

File No. 024-12163

Dear Mr. Park and Ms. Nicholson:

We are submitting this letter on behalf of our client, Norhart Invest LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 7, 2023 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Offering Statement on Form 1-A, as submitted with the SEC on March 22, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have their respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Amendment No. 1 to Form 1-A filed March 22, 2023 General

1.	We note that you may modify the applicable interest rate on the Series A Floating Promissory Notes from time to time in your sole discretion with all updates to the applicable interest rate to be communicated to Investors through the Platform, and that such all updates to the applicable interest rate will apply to all outstanding Series A Floating Promissory Notes held by such Investor as of the effective date of the interest rate change. In light of your ability to change the interest rate applicable to Series A Floating Promissory Notes at any time, please explain how this offering will comply with Section 5 of the Securities Act. We may have further comments.

Response: Under Section 5 of the Securities Act, all issuers must register non-exempt securities with the Securities and Exchange Commission. Section 5 regulates the timeline and distribution process for issuers who offer securities for sale. In our Reg A Offering Circular, we describe that changes in interest rates to the Series A Floating Promissory Notes will be set forth in the Company’s Platform, which will be available through the internet at www.norhart.com/invest. Final terms of the Series A Floating Promissory Notes will be as set forth in the final Offering Circular. In addition, current pricing of the Series A Floating Promissory Notes will be disclosed through supplements to the Offering Circular to be filed by the Company pursuant to Rule 253(g)(1), since the interest rate of the Note is pricing information permitted to be omitted pursuant to Rule 253(b). The current rate will also be disclosed on the Company’s Platform and specifically disclosed to an investor at the time of sale, along with the publicly available reference for calculating the floating interest rate. Any significant modifications to the interest rate or methodology for calculating the floating aspect of the rate will be set forth in a post-qualification amendment.

The Company has added additional language to the Offering Circular to the make it clear that the changed rates applicable to the Series A Floating Promissory Notes can be found in the Company’s Platform, and we have added the URL to the Offering Circular as to where the new interest rates can be found (www.norhart/com/invest), along with any Offering Circular Supplements. The Company believes that offering the Series A Floating Promissory Notes pursuant to a qualified offering statement under Regulation A will be in compliance with Section 5, as securities offered pursuant to Regulation A are exempted securities under the Securities Act Section 3(b)(2).

2.	We note that by default, on the applicable maturity date of the Series B Fixed Promissory Note will rollover into a new Series B Fixed Promissory Note for the same term. We further note that the Investor may cancel this rollover within first 10 days of going into effect. Please clarify whether the “rollover” of Series B note to Series A note is a conversion. Additionally, as the “rollovers” are new issuances of securities, please tell us whether you plan on registering or finding an exemption from registration for those transactions. If you plan on using Regulation A as an exemption from registration, please confirm your understanding that the dollar amount of securities rolled over will count against your $75 million offering cap under Rule 251(a)(2).

Response: The “rollover” of a Series B note to a Series A note will be a conversion, and we will add language to the Offering Circular to reflect this. We do expect to use Regulation A as an exemption from registration for this conversion, and we understand that the dollar amount of securities rolled over or converted will count against our $75 million offering cap under Rule 251(a)(2).

3.	We note your disclosure that the Company may offer Series B Fixed Promissory Notes “from time to time.” Please clarify throughout the filing that you will continuously offer the notes.

Response: We have added language to the Offering Circular as requested to clarify that this is a continuous offering.

Investor Series A Floating Redemption Right, page 3

4.	We note that in the event an Investor exercises such Investor’s redemption right with respect to a given Series A Floating Promissory Note, the Company will remit to the Investor’s Norhart Invest Account the accrued and outstanding interest and outstanding principal balance. Please expand your disclosure here and on page 23, by describing any circumstances where such an exercise of redemption right may be limited. For instance, we note your disclosure on page 10 that if the management of investment term mismatch fails, the Company “may not provide redemptions to Investors.” Please describe in greater detail the risks to the Investors in the event that you will not be able to provide redemptions to Investors.

Response: The Company acknowledges the comment and has provided language in the Offering Circular to address these comments on pages 10 and 23.

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Risk Factors

The Promissory Note Purchase Agreement limits your rights in some important respects, page 7

5.	We note your disclosure regarding binding arbitration and waiver of right to a jury trial. Please state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Specifically, for the arbitration provision, expand your disclosure to include a description of the provision, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.

Response: The Company acknowledges the comment and has augmented the disclosure to address this comment.

Pursuant to Section 2(b) of the Series A Floating Promissory Notes . . ., page 9

6.	We note your disclosure that any newly issued Series A Floating Promissory Notes will be issued at the then-applicable interest rate. Please disclose how you plan to notify new investors of the new interest rate.

Response: As described in the Company’s response to Comment No. 1, current pricing of the Series A Floating Promissory Notes will be disclosed through supplements to the Offering Circular to be filed by the Company pursuant to Rule 253(g)(1). The current rate will also be disclosed on the Company’s Platform and specifically disclosed to an investor at the time of sale, along with the publicly available reference for calculating the floating interest rate.

Signatures, page III

7.	Please revise to reflect that the offering statement is also signed by the principal financial officer, principal accounting officer, and a majority of the members of the Company’s board of directors or other governing body. See Instructions to Signatures in Form 1-A.

Response: The Company acknowledges the comment and the appropriate officers have signed the Offering Statement.

Please feel free to contact the undersigned at (919) 264-4081 to discuss any of the above comments or responses.

Sincerely,

/s/ Donald T. Locke
Donald T. Locke
cc:	Tim Libertini
Brian Korn

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